UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Hanwha SolarOne Co., Ltd.

(Name of Subject Company (issuer))

Hanwha SolarOne Co., Ltd.

(Names of Filing Persons (offerors))

3.5% Convertible Senior Notes Due 2018

(Title of Class of Securities)

83415UAA6

83415UAB4

(CUSIP Numbers of Class of Securities)

888 Linyang Road

Qidong, Jiangsu Province 226200

People’s Republic of China

Tel: +86-21-3852-1666

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Copies to:

Alan Seem

Shearman & Sterling LLP

Five Palo Alto Square

6th Floor

3000 El Camino Real

Palo Alto, California 94306-2155

United States of America

+1 650 838 3600

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
US$87,581,312.50(1)	US$10,176.95(2)

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.5% Convertible Senior Notes Due 2018 (the “Securities”), as described herein, is US$1,017.50 per US$1,000 principal amount outstanding. As of December 9, 2014, there was US$86,075,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of US$87,581,312.50.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals US$116.20 for each US$1,000,000 of the value of the transaction. This amount has been paid as of December 9, 2014.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by Hanwha SolarOne Co., Ltd. (the “Company”), on December 9, 2014 (the “Schedule TO-I”), relating to the Company’s 3.5% Convertible Senior Notes Due 2018 (the “Securities”). This Amendment relates to the right of each holder (the “Holder”) of the Securities to sell, and the obligation of the Company to purchase the Securities, as set forth in the Company’s Put Right Notice to the Noteholders, dated December 9, 2014 (the “Put Right Notice”), and the related notice materials filed as exhibits to the Schedule TO-I (which Put Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The Put Right Purchase Notice and related notice materials are incorporated by reference in this Amendment.

This Amendment No. 1 amends and supplements the Schedule TO-I as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Schedule TO-I is amended by the information contained in this Amendment No. 1. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO-I.

ITEMS 1 through 9.

“2.2 The Company’s Obligation to Purchase the Notes” and “7. Plans or Proposals of the Company” of the Put Right Notice are amended to disclose the following:

Hanwha SolarOne Co., Ltd. intends to acquire 100% of the outstanding share capital of Hanwha Q CELLS Investment Co., Ltd. from its sole shareholder, Hanwha Solar Holdings Co., Ltd., in an all-stock transaction with an implied enterprise value of the combined company at approximately $2.0 billion. The transaction is expected to close in the first quarter of 2015, subject to shareholder and regulatory approvals. We believe that such transaction, if consummated, will constitute a Fundamental Change (as defined in the Indenture) and that Noteholders will have the option to require us to purchase all or any portion of their Notes in accordance with the terms set forth in the Indenture.

“9. Agreements Involving the Company’s Securities” of the Put Right Notice is amended to list the following as one of the agreements relating to the Notes:

•	Share Purchase Agreement among Hanwha Solar Holdings Co., Ltd., Hanwha Q Cells Investment Co., Ltd. and Hanwha SolarOne Co., Ltd. dated as of December 8, 2014, filed as Exhibit 99.2 to the current report on Form 6-K submitted to the SEC on December 8, 2014.

ITEM 12. EXHIBITS.

(a)(1)	Put Right Notice to Noteholders of 3.5% Convertible Senior Notes due 2018 Issued by Hanwha SolarOne Co., Ltd. (formerly known as Solarfun Power Holdings Co., Ltd.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HANWHA SOLARONE CO., LTD

By:	/s/ Seong Woo Nam
	Name:	Seong Woo Nam
	Title:	Chairman and CEO

Dated: December 23, 2014

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Put Right Notice to Noteholders of 3.5% Convertible Senior Notes due 2018 Issued by Hanwha SolarOne Co., Ltd. (formerly known as Solarfun Power Holdings Co., Ltd.)